NO ACT

PE
12-29-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC



10010654

February 22, 2010

Glen P. Garrison
Keller Rohrback L.L.P.
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

Dear Mr. Garrison:

This is in response to your letter dated December 29, 2009 concerning the shareholder proposal submitted to Cascade Financial by Thomas S. Eckstrom. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Thomas S. Eckstrom

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

The proposal requests that the board of directors immediately adopt a compensation policy that prohibits any increases in base salaries for employees earning more than $100,000 annually until the bank redeems the preferred stock issued to the U.S. Treasury under the government's Troubled Asset Relief Program and quarterly dividends to holders of common stock are declared and paid.

There appears to be some basis for your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(7), as relating to Cascade Financial's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Cascade Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Cascade Financial relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF

KELLER ROHRBACK L.L.P.

LAURIE B. ASHTON ①⑤❹❻❼
IAN S. BIRK
JAMES A. BLOOM ①❻❼
STEPHEN R. BOATWRIGHT ①❻❼
KAREN E. BOXX ❼
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY ③
ALICIA M. CORBETT ①❻❼
CLAIRE CORDON ❼
SHANE P. CRAMER ③
ROB J. CRICHTON ❶
CHLOETHIEL W. DEWEESE
MAUREEN M. FALECKI ④
JULI FARRIS ④❹
RAYMOND J. FARROW
ERIC J. FIERRO ①❻❼
GLEN P. GARRISON ⑥
LAURA R. GERBER
GARY A. GOTTO ①❻❼
MARK A. GRIFFIN
GARY D. GREENWALD ①❸❻❼
AMY N.L. HANSON ❺
IRENE M. HECHT
SCOTT C. HENDERSON
AMY E. HUGHES
SARAH H. KIMBERLY
RON KILGARD ① ❹❻❼
DAVID J. KO
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ⑦⑧❹
DEREK W. LOESER
JOHN MELLEN ⑦
GRETCHEN S. OBRIST
ROBERT S. OVER ⑧❹
AMY PHILLIPS
DAVID S. PREMINGER ❷❻
ERIN M. RILEY ❺
ISAAC RUIZ
DAVID J. RUSSELL
MARK D. SAMSON ①❹ ❻❼
LYNN LINCOLN SARKO ❹❺
WILLIAM C. SMART
THOMAS A. STERKEN
KARIN B. SWOPE
HAVILA C. UNREIN
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD ❷
JULIE L. WILCHINS
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG
DIANA M. ZOTTMAN

① ADMITTED IN ARIZONA
② ADMITTED IN CALIFORNIA
③ ALSO ADMITTED IN ARIZONA
④ ALSO ADMITTED IN CALIFORNIA
⑤ ALSO ADMITTED IN COLORADO
⑥ ALSO ADMITTED IN IDAHO
⑦ ALSO ADMITTED IN ILLINOIS
⑧ ALSO ADMITTED IN MARYLAND
⑨ ALSO ADMITTED IN MICHIGAN
⑩ ADMITTED IN NEW YORK
❶ ALSO ADMITTED IN NEW YORK
❷ ALSO ADMITTED IN OREGON
❸ ALSO ADMITTED IN OHIO
❹ ALSO ADMITTED IN WASHINGTON, D.C
❺ ALSO ADMITTED IN WISCONSIN
❻ NOT ADMITTED IN WASHINGTON
❼ OF COUNSEL

December 29, 2009

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cascade Financial Corporation/Shareholder Proposal submitted by Thomas Eckstrom

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Cascade Financial Corporation (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal from shareholder Thomas Eckstrom (the "Proponent") for inclusion in the company's proxy materials for its Annual Shareholder's Meeting to be held in April 2010 (the "Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes this proposal from the Proxy Materials for the reasons discussed below.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) days before the company intends to file its definitive Proxy Materials for the Company's Annual Meeting to be held in April 2010; and

- Concurrently sent copies of this correspondence to the Proponent.

■ KELLER ROHRBACK L.L.P. 1201 THIRD AVENUE, SUITE 3200, SEATTLE, WASHINGTON 98101-3052, TELEPHONE: (206) 623-1900, FAX: (206) 623-3384 ■
KELLER ROHRBACK L.L.P. 770 BROADWAY, 2ND FLOOR, NEW YORK, NEW YORK 10003, TELEPHONE: (646) 495-6198, FAX: (646) 495-6197
KELLER ROHRBACK P.L.C. 3101 NORTH CENTRAL AVENUE, SUITE 1400, PHOENIX, ARIZONA 85012, TELEPHONE: (602) 248-0088, FAX: (602) 248-2822
WWW.KELLERROHRBACK.COM

Proposal

> RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a compensation policy that prohibits any increases in base salaries for employees earning more than $100,000 annually, except to the extent required by existing employment agreements, until: a) the Bank redeems the preferred stock issued to the U.S. Treasury under [the] government's Troubled Asset Relief Program (TARP); and b) quarterly dividends to holders of common stock are declared and paid.

A copy of the Proposal is attached as Exhibit A.

Bases for Exclusion

We believe that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) which allows a company to exclude a proposal if it is contrary to the proxy rules because it is vague and indefinite; and
- Rule 14a-8(i)(7) which allows a company to exclude a proposal if it relates to the company's ordinary business operations (i.e., general compensation matters).

Rule 14a-8(i)(3): Vague and Indefinite

Rule 14a-8(i)(3) allows a company to omit a proposal if the proposal is contrary to the proxy rules, including proxy Rule 14a-9. Rule 14a-9 prohibits a company from making a materially false or misleading statement in any proxy materials. The Staff has permitted companies to exclude proposals which are vague and indefinite under rule 14a-8(i)(3) and Rule 14a-9 because the proposals failed to define key terms and were subject to multiple interpretations. *See PG&E Corporation* (Mar. 5, 2009)(allowing the company to omit the proposal under Rule 14a-8(i)(3) because the proposal was impermissibly vague and could mislead shareholders). The Staff has also permitted companies to exclude impermissibly vague proposals because the proposals failed to define key terms and were subject to multiple interpretations. *See Bank of America* (Feb. 25, 2008)(allowing the company to exclude a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provided insufficient guidance to allow the Company to implement the proposal); *Wendy's International Inc.* (Feb. 24, 2006)(allowing Wendy's to omit a proposal that was vague and indefinite because it failed to define key terms and the intent of the proposal was vague and indefinite).

The Company should be permitted to omit the Proposal because it fails to define "base salary" and because the supporting statement is misleading. For example, does base salary include such benefits as health and life insurance, vacation time, and other benefits associated with employment at the Company? Secondly, the supporting statement may confuse shareholders into believing that this proposal is binding. The Proposal itself is clearly a precatory proposal as it "requests" the Board to adopt a policy. Yet, in the supporting statement the language explains that the shareholders must "demand" that raises be suspended. This contrast will likely be misleading to shareholders.

Rule 14a-8(i)(7): Ordinary Business Operations

In addition to Rule 14a-8(i)(3), the Company should be allowed to omit the Proposal from the Proxy Materials under Rule 14a-8(i)(7). The Proposal impacts compensation matters relating to all employees of the Company and therefore the Company should be allowed to omit the resolution pursuant to Rule 14a-8(i)(7), which allows a Company to omit a resolution pertaining to a company's ordinary business operation. In Staff Bulletin No. 14A, the Staff explained its position that under Rule 14a-8(i)(7) companies may exclude proposals relating to general employee compensation matters because they relate to the matters relating the company's ordinary business operations. *See Plexus Corp.* (Aug. 13, 2007)(where the company properly omitted a shareholder proposal under rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters; (the shareholders attempted to eliminate all stock options); *Pfizer Inc.* (Dec. 21, 2006)(concluding that a shareholder proposal could be omitted under the rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters); *Amazon.com Inc.* (Mar. 7, 2005)(where the Staff concluded that the shareholder proposal could be omitted because it pertained to all employees); *Woodward Govern Company* (Aug. 18, 2004)(allowing a shareholder proposal which called for the end of all stock options to be omitted as it pertained to all employees); *Ascential Software Corporation* (Apr. 4, 2003)(allowing the omission of a shareholder proposal which sought to set a formula for the exercise price of stock options granted to employees); *Lucent Technologies, Inc.* (Nov. 6, 2001)(explaining that Lucent could omit the proposal seeking to decrease the salaries, remuneration and expenses of "ALL officers and directors" because it pertains to the company's ordinary business operations (i.e., general compensation matters)); and *Minnesota Mining and Manufacturing Company* (Jan. 4, 1999)(allowing 3M to omit a proposal which sought to limit the compensation for the top forty employees of 3M on grounds it dealt with general compensation matters). As in the letter cited above, the Company should be allowed to omit the Proposal because it relates to the ordinary business operations of the Company.

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials for the Annual

Meeting to be held in April 2010. Should you need any additional information, we would be happy to provide it for you. Please do not hesitate to contact me at (206) 224-7573 or ggarrison@kellerrohrback.com.

Very truly yours,



Glen P. Garrison

GPG/aeh
Attachment
cc: Thomas Eckstrom (via U.S. Mail)
Carol K. Nelson (via email)

EXHIBIT A

THE PROPOSAL, COVER LETTER AND ADDRESS OF SHAREHOLDER PROPONENT

[See next page.]

November 2, 2009

Cascade Financial Corporation
2828 Colby Ave.
Everett, WA 98201

In accordance with SEC Rule 14a-8, the undersigned shareholder hereby submits the following proposal and supporting statement for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation.

Proposal

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a compensation policy that prohibits any increases in base salaries for employees earning more than $100,000 annually, except to the extent required by existing employment agreements, until: a) the Bank redeems the preferred stock issued to the U.S. Treasury under government's Troubled Assets Relief Program (TARP); and b) quarterly dividends to holders of common stock are declared and paid.

Supporting Statement for Proposal

Since mid-2008 the Bank's financial performance has been unacceptable, with millions of dollars of losses from bad investments and bad loans. Specifically, the Bank reported a $17.3 million loss on preferred shares of FNMA (Fannie Mae) and FHLMC (Freddie Mac) in the third quarter of 2008 and over $27 million in net loan charge offs in the first three quarters of 2009. Dividends to shareholders were eliminated in 2009 and the market price of the Bank's common stock traded near historic lows for much of 2009. Additionally, as disclosed in its third quarter 2009 SEC filings, the Bank is under FDIC scrutiny and has received notice that it will be subject to a corrective action program. The FDIC's concerns include liquidity, and the Bank has been instructed to take steps to preserve capital. Despite this poor performance, the Bank's highly paid employees continue to receive generous pay packages. The shareholders should demand that the Board make highly paid employees accountable through a suspension of raises, at least until the Bank returns to financial health. Your vote for this proposal is necessary to protect your investment and will benefit all of the Bank's shareholders.

Certification

The undersigned hereby certifies that he has continuously owned at least $2,000 worth of the Bank's common stock for more than one year. The undersigned further certifies that he intends to continue holding such stock through the date of the Bank's 2010 Annual Meeting of Shareholders, that he or his authorized representative will appear at the meeting to present this proposal, and that in all other respects the undersigned is qualified to make this proposal.

Sincerely,



THOMAS S. ECKSTROM

*** FISMA & OMB Memorandum M-07-16 ***

November 4, 2009

Cascade Financial Corporation
2828 Colby Ave
Everett WA 98201

Pursuant to SEC Rule 14a-8 several shareholders have decided to submit proposals for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation. This letter confirms that today I personally delivered proposals on behalf of the following shareholders:

FRANK MC CORD
THOMAS RAINVILLE
THOMAS ECKSTROM
CHARLES MERTEL

Sincerely,



Frank McCord

Shareholder Proponent:
Thomas S. Eckstrom

*** FISMA & OMB Memorandum M-07-16 ***